

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2025

Alesia Haas
Chief Financial Officer
Coinbase Global, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

> **Re: Coinbase Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-40289**

Dear Alesia Haas:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets